SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        SCHEDULE 13D Amendment Number 1

                    Under the Securities Exchange Act of 1934

                             Bluegate Corporation
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   09623A-10-5
                                 (CUSIP Number)

           Manfred Sternberg 701 N. Post Oak Rd., Suite 630, Houston,
                          Texas 77024, (713) 686-1100
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 16, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.          [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.  09623A-10-5                                   Page  2  of  6

This schedule is being filed to reflect the current name of registrant, the current CUSIP of the registrant, and to reflect a reverse stock split.

(1)  Name  of  Reporting  Person  and  IRS  Identification  No. of Above Person:

                                Manfred Sternberg

(2)  Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                       (a)   [ ]
                                                                       (b)   [ ]

(3)  SEC  Use  Only

(4)  Source  of  Funds  (See  Instructions)

                                       OO

(5)  Check  if  Disclosure  of  Legal  Proceedings
     is  Required  Pursuant  to  Items  2(d)  or  2(e).                      [ ]

(6)  Citizenship  or  Place  of  Organization

                            United States of America

Number     (7)  Sole  Voting  Power
of                              2,793,275
Shares
Bene-
ficially   (8)  Shared  Voting  Power
Owned                           -0-
by
Each
Report-    (9)  Sole  Dispositive  Power
ing                             2,793,275
Person
With:
          (10)  Shared  Dispositive  Power
                                -0-

(11) Aggregate  Amount  Owned  by  Each  Reporting  Person
                                2,793,275


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See  Instructions)
                                                                             [ ]


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CUSIP  No.  09623A-10-5                                           Page  3  of  6

(13) Percent  of  Class  Represented  by  Amount  if  Row  (11)

                                27.4%

(14) Type  of  Reporting  Person
                                IN


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CUSIP  No.  09623A-10-5                                           Page  4  of  6

ITEM  1      Security  and  Issuer

     This Schedule 13D is being filed with respect to shares of common stock, par value $0.001 per share, of Bluegate Corporation, whose address is 701 N. Post Oak Rd., Suite 630, Houston, Texas 77024.

ITEM  2.     Identity  and  Background

     (a)  Manfred  Sternberg.

     (b)  Business  address:  701  N.  Post  Oak  Rd., Suite 630, Houston, Texas
          77024.

     (c) Chief Executive Officer, Bluegate Corporation, 701 N. Post Oak Rd., Suite 630, Houston, Texas 77024.

     (d) Mr. Sternberg has not, during the last five years, been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

     (e) Mr. Sternberg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr.  Sternberg  is  a  citizen  of  the  United  States  of  America.


ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     Mr. Sternberg has converted into common stock his previous holdings of convertible debt and convertible preferred stock. Mr. Sternberg also holds previously acquired common stock, options and warrants.


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CUSIP  No.  09623A-10-5                                           Page  5  of  6

ITEM  4.     Purpose  of  Transaction

     Sternberg has converted into common stock his previous holdings of convertible debt and convertible preferred stock. Mr. Sternberg also holds previously acquired common stock, options and warrants.


(a) Mr. Sternberg may, from time to time, acquire additional securities of the registrant for investment purposes. In connection with Mr. Sternberg's position as an executive officer and director of the registrant, he could receive as compensation, stock and options to acquire shares of common stock.

(b) Mr. Sternberg has no present plans or proposals for an extraordinary corporate transaction involving the registrant.

(c) Mr. Sternberg has no present plans or proposals involving the sale or transfer of a material amount of assets of the registrant or any of its subsidiaries.

(d) Mr. Sternberg has no present plans or proposals involving any change in the present board of directors or management of registrant, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Mr. Sternberg has no present plans or proposals for a material change in the present capitalization or dividend policy of the registrant.

(f) Mr. Sternberg has no present plans or proposals for a material change in the registrant's business or corporate structure.

(g) Mr. Sternberg has no present plans or proposals for changes in the registrant's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the registrant by any person.

(h) Mr. Sternberg has no present plans or proposals for causing a class of securities of the registrant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Mr. Sternberg has no present plans or proposals for a class of securities of the registrant becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Mr. Sternberg has no present plans or proposals for any actions similar to those enumerated above.


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CUSIP  No.  09623A-10-5                                           Page  6  of  6

ITEM  5.     Interest  in  Securities  of  the  Issuer

     (a) Mr. Sternberg is the beneficial owner of 856,375 shares of common stock and the beneficial owner of 1,936,900 options and warrants.

(b) Mr. Sternberg has sole voting and dispositive power for all of the shares of common stock.

(c) Mr. Sternberg has not made any transactions in common stock during the past sixty days, other than as described herein.

(d) Other than Mr. Sternberg, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Sternberg's holdings.

(e)  Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     None,

ITEM  7.     Material  to  be  Filed  as  Exhibits

           None.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date                                    (signed) ________________________
May 16, 2006                            /s/     Manfred  Sternberg
                                                Manfred  Sternberg